Exhibit 5.1

Writer’s Direct Dial: +44 20 7614 2237
E-Mail: ssperber@cgsh.com

June 12, 2023

UBS Group AG

Bahnhofstrasse 45, 8001

Zurich, Switzerland

Credit Suisse AG

Paradeplatz 8, 8001

Zurich, Switzerland

Credit Suisse (USA), Inc.

Eleven Madison Avenue

New York, New York 10010

Ladies and Gentlemen:

We have acted as special United States counsel to Credit Suisse (USA), Inc., a Delaware corporation (“Credit Suisse (USA)”) and Credit Suisse AG, a corporation organized under the laws of and duly licensed as a bank in Switzerland (“Credit Suisse”), in connection with the preparation and filing of a registration statement on Form F-3 (Nos. 333-272452-01; 333-272452-02) (including the documents incorporated by reference therein, and as amended, the “Registration Statement”), and the prospectus (including the documents incorporated by reference therein, the “Prospectus”) contained therein, filed by UBS Group AG, a corporation organized under the laws of Switzerland (“UBS Group”), Credit Suisse, and Credit Suisse (USA) with the United States Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “Securities Act”), relating to sales in the secondary market by affiliates of UBS Group, Credit Suisse and Credit Suisse (USA) of 7⅛% Notes due July 15, 2032 issued by Credit Suisse (USA) (the “Notes”), which are fully and unconditionally guaranteed by UBS Group (the “UBS Group Guarantee”) and Credit Suisse (the “Credit Suisse Guarantee” and, together with the Notes, the “Securities”).

The Securities were issued under a senior indenture dated as of June 1, 2001 (the “Senior Indenture”), between Credit Suisse (USA) (formerly known as Credit Suisse First Boston (USA), Inc.) and The Bank of New York Mellon (formerly known as The Bank of New York, as successor to The Chase Manhattan Bank), as trustee (the “Trustee”), as supplemented by the first supplemental indenture dated as of March 26, 2007 (the “First Supplemental Indenture”), among Credit Suisse Group AG (“CS Group”), Credit Suisse (USA), Credit Suisse and the Trustee. Pursuant to the second supplemental indenture, dated as of June 9, 2023 (the “Second Supplemental Indenture”), among UBS Group, CS Group, Credit Suisse, Credit Suisse (USA) and the Trustee, UBS expressly assumed all of CS Group’s obligations as guarantor under the Senior Indenture and the Notes.

UBS Group AG et al., p. 2

In arriving at the opinions expressed below, we have reviewed the following documents:

(a) the Registration Statement;

(b) the Prospectus;

(c) facsimile copies of the Notes in global form as executed by Credit Suisse (USA) and authenticated by the Trustee;

(d) an executed copy of the Senior Indenture;

(e) an executed copy of the First Supplemental Indenture; and

(f) an executed copy of the Second Supplemental Indenture.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of Credit Suisse (USA) and such other documents, and we have made such investigations of law as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

1.      The Notes in global form have been duly executed and delivered by Credit Suisse (USA) under the laws of the State of New York and are the valid, binding and enforceable obligations of Credit Suisse (USA), entitled to the benefits of the Senior Indenture.

2.      The Credit Suisse Guarantee is the valid, binding and enforceable obligation of Credit Suisse, entitled to the benefits of the Senior Indenture.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of Credit Suisse (USA) or Credit Suisse, (a) we have assumed that each of Credit Suisse (USA), Credit Suisse and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to Credit Suisse (USA) or Credit Suisse regarding matters of the federal law of the United States of America or the law of the State of New York or, solely with respect to Credit Suisse (USA), the General Corporation Law of the State of Delaware (the “DGCL”), that in our experience normally would be applicable to general business entities or to banks with respect to such agreement or obligation), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity, (c) we express no opinion with respect to the effect of any mandatory choice of law rules and (d) in the case of Credit Suisse, such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

UBS Group AG et al., p. 3

In rendering the opinions expressed above, we have further assumed that the Registration Statement will be effective and will comply with all applicable laws at the time the Securities are offered or sold as contemplated by the Registration Statement.

We express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action relating to the Securities where jurisdiction based on diversity of citizenship under 28 U.S.C. § 1332 does not exist.

We express no opinion as to the enforceability of Section 10.15 of the Senior Indenture relating to currency indemnity.

We express no opinion with respect to the enforceability of Section 11.02 of the Senior Indenture, as amended by the First Supplemental Indenture, to the effect that Credit Suisse is liable as a primary rather than secondary obligor.

The waiver of defenses contained in Section 11.02 of the Senior Indenture, as amended by the First Supplemental Indenture, may be ineffective to the extent that any such defense involves a matter of public policy in New York.

The foregoing opinions are limited to the federal law of the United States of America, the law of the State of New York and the DGCL (including the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the DGCL). Insofar as the foregoing opinions involve matters governed by Swiss law, we have relied, without independent inquiry or investigation, on the opinion letter of Homburger AG dated June 12, 2023 and filed as Exhibit 5.2 to the Registration Statement. Our opinions are subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion letter of Homburger AG.

We hereby consent to the use of our name in the prospectus constituting a part of the Registration Statement and in any prospectus supplements related thereto under the heading “Legal Matters,” and to the use of this opinion as a part (Exhibit 5.1) of the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

The opinion expressed herein is rendered on and as of the date hereof, and we assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Sebastian R. Sperber
Sebastian R. Sperber, a Partner